Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

April 12, 2024

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11412
Convertible & Income Select Closed-End and ETF Portfolio, Series 13
(the “Trust”)
CIK No. 2011028 File No. 333-277967

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.The Staff notes the following disclosure, “The Closed-End Funds are selected based on a number of factors including, but not limited to, the size and liquidity of the Closed-End Fund (prioritizing Closed-End Funds with higher average daily trading volumes), the premium or discount of the Closed-End Fund (generally excluding Closed-End Funds with a premium greater than 10%, Closed-End Funds with a lower premium or discount than what they have historically been trading at and Closed-End Funds with a premium or discount less favorable than those of its peer funds) and the current dividend yield of the Closed-End Fund (prioritizing those with the highest dividend yields).” Please specify any criteria as to credit quality, maturity, or duration, and include relevant risk disclosure. If the Trust has no criteria as to credit quality, maturity, or duration, please disclose that fact.

Response:In accordance with the Staff’s comment, the disclosure will be revised as follows:

“The Closed-End Funds are selected based on a number of factors including, but not limited to, the size and liquidity of the Closed-End Fund (prioritizing Closed-End Funds with higher average daily trading volumes), the premium or discount of the Closed-End Fund (generally excluding Closed-End Funds with a premium greater than 10%, Closed-End Funds with a lower premium or discount than what they have historically been trading at and Closed-End Funds with a premium or discount less favorable than those of its peer funds) and the current dividend yield of the Closed-End Fund (prioritizing those with the highest dividend yields). The Sponsor does not require specific credit quality, maturity, or duration policies when selecting the closed-end funds for the portfolio.”

2.If the ETFs or Closed-End Funds that the portfolio invests in are affiliated, please include the conflict disclosure that was agreed upon in past filings.

Response:If the Trust has exposure to any ETFs or Closed-End Funds which are advised by First Trust Advisors L.P., an affiliate of the Trust’s Sponsor, appropriate disclosure will be added to the Trust’s prospectus.

Risk Factors

3.The Portfolio Selection Process references exposure to companies with various market capitalizations. Please reconcile with the Risk Factors including only Large Capitalization Risks (i.e., no risk factor for Small and/or Mid Capitalization).

Response:If based on the Trust’s final portfolio, the Trust has material exposure to small and/or mid capitalization companies, relevant disclosure will be added to the Trust’s prospectus.

4.If investment in distressed municipal bonds is a principal investment for the Trust, please add the relevant risk disclosure.

Response:If, based on the Trust’s final portfolio, the Trust has material exposure to any distressed municipal bonds, relevant disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon